Exhibit 12.1

	Fiscal Year Ended September 30,				Period from Inception to Sept. 30,
	2006	2005	2004	2003	2002
	(Dollars in Thousands)
Earnings:
Net income (loss)	$123,405	$45,569	$84,709	$49,957	$(2,961)
Amortization of capitalized interest	190	68	68	51	—
(Less) Amount of interest capitalized	(6,250)	(5,054)	(654)	(1,416)	—
Fixed charges	39,448	95,420	34,356	16,932	—
Total earnings available for fixed charges	$156,793	$136,003	$118,479	$65,524	$(2,961)

Fixed Charges:
Interest expense	33,198	90,366	33,702	15,515	—
Interest capitalized	6,250	5,054	654	1,416	—
Total Fixed Charges	39,448	95,420	34,356	16,932	—
Ratio of Earnings to Fixed Charges	4.0x	1.4x	3.4x	3.9x	—